Contact

www.linkedin.com/in/mattcbaxter
(LinkedIn)

Top Skills

Public Speaking
Leadership
Microsoft Office

Matt Baxter

Untangling the hiring knot with technology #hiringpersonalized #beyondtheresume
Grand Rapids

Summary

I started a Lawncare business as a chubby neighborhood kid. Between the ages of 15 and 21, I hired 25+ people. Built a company to 7 full-time employees, and had a chance to sell that company as a sophomore in college. I made every mistake in the book, learned a lot, and found my love for the impact entrepreneurship can have.

I learned while running my business that hiring is hard. I didn’t care about past experience, skillset mowing lawns, or how much mulch you have spread mulch in the past. I cared about you as a person. Could you communicate, were you motivated to work, could I trust you in front of my customers?
These questions fueled my desire for solving one of the most challenging problems in human history: helping people get jobs, and more importantly a job that they love.

Hiring is Hard - and Wedge solves the problems of that. We make hiring more efficient, we help people share their stories, and we are solving some of the biggest problems during challenging times of finding the right people.

As a person - my goal is to share stories of people. I do that through my business, my podcast (the Mattbaxtershow.com), and through my day-to-day life.

Yes, I am an entrepreneur, and I love to make money. I hope to become so rich, that elephants never become extinct.

Experience

Wedge
CEO
August 2015 - Present (6 years 9 months)
Grand Rapids Metropolitan Area

Better Talent. From Application to Interview.

Wedge is your ability to attract, pitch and fast-track the most passionate applicants with video.

As hiring evolves, recruiters are spending less time as administrators and more time as strategic partners. Their talent pool is shrinking. Competition is getting fiercer. And the stakes have never been higher.

Wedge empowers hiring teams to achieve better job posting results, meet the right applicants faster and fight bias'.

Built for you to stand out and win the best talent, Wedge makes hiring simpler, faster and more cost effective.

Reach out if you want learn more about meeting motivated candidates 50% faster.

Michigan Center for Economic Innovation
Vice Chair Board Of Directors
February 2021 - Present (1 year 3 months)
Grand Rapids, Michigan, United States

Stony Pointe Lawn Care
Owner, Member
March 2009 - July 2015 (6 years 5 months)
Saline, MI

Established business at fifteen years old and doubled revenue and clients, annually, in six years of ownership

Supervised five part-time employees and two full-time employees. Weekly tasks were managing daily sales, marketing, and accounting functions.

55 customer accounts (35 Resident and 20 Commercial) on a weekly basis

Sold thriving business in July of 2015

Education

Hope College

Management (Major) with Economics (Minor) and Leadership (Minor), Economics and Management